Tim Chey

production@post.com

One of the top faith-based producer/directors in the U.S. of over 15 feature films, Timothy Chey, has an extraordinary number of commercially successful and critically acclaimed credits to his name, including 'Freedom' (Cuba Gooding, Jr., Sharon Leal, William Sadler), 'David and Goliath' (Jerry Sokolosky), 'The Genius Club' (Tom Sizemore, Stephen Baldwin) 'Suing the Devil' (Malcolm McDowell, Tom Sizemore, Corbin Bernsen), Fakin' Da Funk (Pam Grier, Bo Jackson, Ernie Hudson), "Slamma Jamma" (Michael Irvin, Jose Canseco), "The Islands" (Teuria Napa, Ricky Suuava, Mira Sorvino, John Savage), '20 Minutes' (Dia Frampton, Michael Camp), and 'Interview with the Antichrist' (Ego Mikitas, Aaron Groben).

Educated at Harvard University, USC Film School, and Boston University School of Law. Chey's work has been seen on E! Entertainment, The Wall Street Journal, The LA Times, VIBE TV, MTV, Daily Variety, Hollywood Reporter, TNT, USA Networks, the Dove Awards, MovieGuide Awards, People Magazine, and the New York Times.

Chey's work has reached over 200 million homes worldwide on TV and the box office. His films have been distributed by Universal Pictures, Sony Pictures, Paramount Studios, Showtime, USA Networks, etc.

Education



Harvard Business School
Business



University of Southern California
Film School



Boston University School of Law
Law

Experience



Producer, Director

RiverRain Productions
Jan 1995 – Present · 29 yrs 3 mos
Los Angeles

Producer and Director of 15 movies, including Showtime's 'Freedom' (Cuba Gooding, Jr., Sharon Leal) and Sony Pictures 'Slamma Jamma' (Jose Canseco, Michael Irvin).

His faith-based film, 'The Islands' (Mira Sorvino, John Savage) hits theaters nationwide in December 9, 2019. There will be an Academy-Award campaign for 'Best Picture' and 'Best Actress'

Producer, Director (Full Time)
The Firing Squad, LLC   2023 - Present

His upcoming faith-based film, 'The Firing Squad,' is expected to hit theaters in August 2025.